Exhibit (a)(1)(C)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Ocata Therapeutics, Inc.

at

$8.50 Net Per Share

by

Laurel Acquisition Inc.

an indirect wholly-owned subsidiary of

Astellas Pharma Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON DECEMBER 17, 2015, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:                     November 19, 2015

We have been engaged by (i) Laurel Acquisition Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Astellas Pharma Inc. (“Astellas”), and (ii) Astellas to act as Information Agent in connection with the offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ocata Therapeutics, Inc., a Delaware corporation (“Ocata”), at a price of $8.50 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	Offer to Purchase dated November 19, 2015;

2.	Letter of Transmittal to be used by stockholders of Ocata in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal may also be used);

3.	The Letter to Stockholders of Ocata from the President and Chief Executive Officer of Ocata accompanied by Ocata’s Solicitation/Recommendation Statement on Schedule 14D-9; and

4.	A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 10, 2015 (the “Merger Agreement”), by and among Astellas, the Purchaser, and Ocata. Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of the conditions to the Merger, the Purchaser will be merged with and into Ocata (the “Merger”) as soon as practicable without a vote of the stockholders of Ocata in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Ocata surviving the Merger as an indirect wholly-owned subsidiary of Astellas.

The board of directors of Ocata unanimously: (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of Ocata and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger be effected as soon as practicable following the acceptance of Shares for payment without a vote of Ocata’s stockholders pursuant to Section 251(h) of the DGCL, and (iv) recommended that the holders of Shares accept the Offer and tender all of their Shares to the Purchaser in response to the Offer. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Astellas, the Purchaser, and Ocata will, as soon as practicable following the completion of the Offer, cause the Merger to become effective, without a vote of Ocata’s stockholders, in accordance with Section 251(h) of the DGCL (as detailed within the Offer to Purchase).

There is no financing condition to the Offer. The Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares that, together with Shares, if any, owned by the Purchaser, equals at least a majority of the sum of the Shares issued and outstanding at the expiration of the Offer and the Shares that Ocata may be required to issue upon vesting, conversion or exercise of any other securities or obligations (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions described in this Offer to Purchase, including, among other conditions, (i) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) that the Merger Agreement has not been terminated in accordance with its terms. See Section 14—“Conditions of the Offer” of the Offer to Purchase for a description of the conditions to the Offer.

We request that you contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on December 17, 2015, unless extended.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price, regardless of any extension of the Offer or any delay in making payment.

Neither the Purchaser nor Astellas will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

Questions may be directed to us as Information Agent at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,

Georgeson Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, ASTELLAS OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.